 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       April 1, 2004

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: April 1, 2004

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for the month of March 2004 and for April 1, 2004.

National Grid Transco plc ("NGT")
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

DATE      DETAILS

1.4.04        NGT Close period trading update for year ended March 31, 2004.

1.4.04        NGT Financial Timetable for year ending 31 March 2005.

29.3.04        Quest Operation.

29.3.04         Notification of Capital Group's interest increased to 10.0%.

23.3.04         Directors Interests (LTIS Operation)

22.3.04        Directors Interests (LTIS Operation)

15.3.04      Quest operation

11.3.04        ESOP operation

9.3.04         Directors Interests - Share Incentive Plan - monthly update

8.3.04        Directors Interests (LTIS Operation)

4.3.04      ESOP operation

1.3.04        Quest operation

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements to the London Stock Exchange for March, and April 1, 2004

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

1 March 2004

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

Today, each of the following NGT Executive Directors: E. M. Astle, S. J. Holliday, N. P. Winser and R. J. Urwin, technically ceased to be interested in 14,318 NGT Ordinary Shares, by virtue of the Quest transferring the shares to employees.

Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D. C. Forward, Assistant Secretary (020 7004 3226).

4 March 2004

National Grid Transco plc (NGT)

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

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NGT yesterday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R Urwin and N Winser) ceased to be technically interested in a total of 19,214 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 3 March 2004.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

8 March 2004

National Grid Transco plc (NGT)

Interests Notified by the Trustee for the Lattice Group Long Term Incentive Scheme (the "LTIS")

(Notification of Directors' Technical Interests, Pursuant to Section 324(2) of the Companies Act 1985)

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On 5 March 2004 NGT received a notification from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal of transfer, of 5,630 shares by participants on 3 and 5 March 2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 400,787 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

9 March 2004

National Grid Transco plc (NGT)

NGT SHARE INCENTIVE PLAN (the "SIP")

(Notification of Directors' Interests, pursuant to Section 324(2) of the Companies Act 1985)

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Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 77,787 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market yesterday, at a price of 430 pence per share.

The undermentioned executive directors of NGT, together with some 3,800 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

============================== ============================ ============================
Director                         Shares purchased in SIP     Resulting total interest
============================== ============================ ============================
============================== ============================ ============================
Steven Holliday                            29                                   482,605
============================== ============================ ============================
============================== ============================ ============================
Roger Urwin                                29                                 1,128,227
============================== ============================ ============================

11 March 2004

National Grid Transco plc (NGT)

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

---------------------------------------------------------------------------------------------------------------------------

NGT yesterday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R Urwin and N Winser) ceased to be technically interested in a total of 82,364 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to participants on 9th March 2004.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

15 March 2004

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

---------------------------------------------------------------------------------------------------------------------------

Today, each of the following NGT Executive Directors: E. M. Astle, S. J. Holliday, N. P. Winser and R. J. Urwin, technically ceased to be interested in 16,172 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

22 March 2004

National Grid Transco plc (NGT)

Interests Notified by the Trustee for the Lattice Group Long Term Incentive Scheme (the "LTIS")

(Notification of Directors' Technical Interests, Pursuant to Section 324(2) of the Companies Act 1985)

---------------------------------------------------------------------------------------------------------------------------

NGT today received a notification from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 4,487 shares by participants on 19 and 22 March 2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 396,300 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

22 March 2004

National Grid Transco plc (NGT)

Interests Notified by the Trustee for the Lattice Group Long Term Incentive Scheme (the "LTIS")

(Notification of Directors' Technical Interests, Pursuant to Section 324(2) of the Companies Act 1985)

---------------------------------------------------------------------------------------------------------------------------

NGT today received a notification from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 4,487 shares by participants on 19 and 22 March 2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 396,300 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

29 March 2004

National Grid Transco plc (NGT)

Notification of Interest in NGT Ordinary Shares, Pursuant to Section 198 of the Companies Act 1985)

---------------------------------------------------------------------------------------------------------------------------

NGT today received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 10.0% (310,343,026 shares) at 25 March 2004.

29 March 2004

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)

---------------------------------------------------------------------------------------------------------------------------

Today each of the following NGT Executive Directors : E. M. Astle, S. J. Holliday, N. P. Winser and R. J. Urwin, technically ceased to be interested in 5,618 NGT Ordinary Shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

1 April 2004

National Grid Transco plc (NGT)

National Grid Transco Financial Timetable for the year ending 31 March 2005.

On 2 February 2004, NGT notified the dates scheduled for the announcement of its financial results and the 2004 AGM. As anticipated, that information is now updated, with the full financial timetable, scheduled as follows:

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20 May 2004                                 2003/04 preliminary results *
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2 June 2004                                 Ordinary shares go ex-dividend
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4 June 2004                                 Record date for 2003/04 final dividend
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June                                        Annual Report posted to shareholders*
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26 July 2004                                Annual General Meeting
                                            -International Convention Centre, Birmingham.
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
23 August 2004                      2003/04 final dividend paid to qualifying shareholders
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
18 November 2004                    2004/05 interim results*
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------------------------------------------------------------------------------------------------------------------------------
1 December 2004                     Ordinary shares go ex-dividend
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
3 December 2004                     Record date for 2004/05 interim dividend
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
24 January 2005                     2004/05 interim dividend paid to qualifying shareholders
------------------------------------------------------------------------------------------------------------------------------

* Documents available on NGT Group website (www.ngtgroup.com)

----------------------------------------------------------------------------------------------------

Contact: D C Forward, Assistant Secretary (020 7004 3226).

1 April 2004

                            National Grid Transco Close period trading update
                                    for the year ended 31 March 2004

                                Strong Profit and Earnings Growth

National Grid Transco plc (the "Group") is today issuing its trading update on the commencement of its close period and prior to the announcement of its preliminary results on Thursday 20 May 2004.

The Group's financial performance for the year ended 31 March 2004 has been particularly strong, and we expect that earnings per share (excluding exceptional items and goodwill amortisation) will be substantially ahead of last year and in line with expectations.

Profit before tax (excluding exceptional items and goodwill amortisation) is now expected to be impacted by some £30m as a result of our decision to suspend, with effect from 1 October 2002, recognition of (non cash) UK pension surplus credits.

As previously indicated, we do not expect to release any prior year tax provisions and the effective tax rate on the profit before tax (excluding exceptional items) is anticipated to be approximately 33%.

The  cashflow  impact  of the  programmes  previously  announced  to  deliver  restructuring  and  merger benefits,  combined with the Group's share  buy-back  programme,  will result in net debt of around £14bn at 31 March 2003.

During the course of the year (up to 25 March 2003), the Group purchased for  cancellation  24,225,000 of its ordinary  shares at an average price of 401.59p.  The weighted  average number of shares for the year ending 31 March 2003 for  purposes  of  calculating  earnings  per share is  expected  to be around  3.08 billion.

Cautionary statement

This  announcement  contains  certain  statements that are neither reported  financial  results nor other historical  information.  These statements are  forward-looking  statements within the meaning of Section
27A of the  Securities Act of 1933, as amended,  and Section 21E of the Securities  Exchange Act of 1934,
as  amended.   Because  these   forward-looking   statements  are  subject  to  assumptions,   risks  and
uncertainties,  actual future results may differ  materially  from those  expressed in or implied by such statements.  Many of these  assumptions,  risks and  uncertainties  relate  to  factors  that are  beyond
National  Grid  Transco's  ability to control  or  estimate  precisely,  such as delays in  obtaining  or adverse conditions contained in regulatory  approvals,  competition and industry  restructuring,  changes in economic  conditions,  currency  fluctuations,  changes in interest  and tax rates,  changes in energy market  prices,  changes in  historical  weather  patterns,  changes in laws,  regulations  or regulatory
policies,   developments  in  legal  or  public  policy  doctrines,   technological   developments,   the
availability  of  new  acquisition  opportunities  or  the  timing  and  success  of  future  acquisition opportunities.  Other factors that could cause actual results to differ  materially  from those described in this  announcement  include the ability to integrate Niagara Mohawk and Lattice Group plc successfully within National Grid Transco or to realise  synergies from such  integration or the failure to retain key management,  unseasonal  weather  impacting  on demand  for  electricity  and gas,  the  behaviour  of UK electricity  market  participants on system balancing,  the timing of amendments in prices to shippers in the UK gas market,  the  performance  of the National Grid Transco's  pension  schemes and the regulatory
treatment  of  pension  costs.  For  a  more  detailed  description  of  these  assumptions,   risks  and
uncertainties,  together with any other risk factors please see National Grid Transco's  filings with the
United States  Securities  and Exchange  Commission  (and in particular the "Risk Factors" and "Operating and Financial  Review"  sections in its most recent  annual report on 20F).  Recipients are cautioned not to place  undue  reliance  on these  forward-looking statements,  which  speak only as of the date of this announcement.  National Grid Transco does not undertake any obligation to publicly  release any revisions to  these  forward-looking  statements  to  reflect  events  or  circumstances  after  the  date  of this announcement.

Contacts

Investors
Marcy Reed        +44 (0)20 7004 3170       +44 (0)7768 490807(m)
Terry McCormick   +44 (0)20 7004 3171       +44 (0)7768 045139(m)
Louise Clamp      +44 (0)20 7004 3172       +44 (0)7768 555641(m)
Bob Seega (US)    +1 508 389 2598

Media
Clive Hawkins     +44 (0)20 7004 3147       +44 (0) 7836 357173(m)

Citigate Dewe Rogerson      +44 (0)20 7638 9571
Anthony Carlisle            +44 (0)7973 611888(m)